UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 000-52317                      Cusip Number: 450630 108
                       ----------                                   ------------
(Check One):  [ ] Form 10-K                   [X] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: June 30, 2011
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             ITP ENERGY CORPORATION
                            -------------------------
                             Full Name of Registrant

                                 NETFONE, INC.
                            -------------------------
                            Former Name if Applicable

                            Via Federico Zuccari, 4
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               Rome, Italy 00153
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

During the three month period ended June 30, 2011, we ceased to be a shell company as that term is defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and we are now engaged in the business of designing, manufacturing, and installing equipment, skids, packages and modules mainly for the oil and gas industry. The Registrant requires additional time to compile and verify the data required to be included in the report, including the review and completion of the financial statements and Management's Discussion and Analysis for its Form 10-Q for the period ended June 30, 2011.

As a result of our management's pursuit of these initiatives, the Registrant is not able to complete the preparation, review and filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 within the prescribed time period without unreasonable effort and expense.

We  anticipate   filing  our  Quarterly  Report  on  Form  10-Q  for  the  three month-period ended June 30, 2011 within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Manfredi Mazziotti di Celso    +39 (06)          5728-8176
         ---------------------------------------------------------------
         (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             ITP ENERGY CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 2011               By: /s/ Manfredi Mazziotti di Celso
                                        ----------------------------------------
                                        Manfredi Mazziotti di Celso
                                        President, Chief Executive Officer,
                                        Chief Financial Officer